UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission file number: 1-4033

VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS
HOURLY EMPLOYEES SAVINGS PLAN
(full title of the plan)

VULCAN MATERIALS COMPANY
(Name of issuer of the securities held pursuant to the plan)

1200 Urban Center Drive
Birmingham, Alabama 35242
(Address of issuer's principal executive offices and address of the plan)

Vulcan Materials Company
Construction Materials Divisions Hourly Employees Savings Plan
Financial Statements as of December 31, 2004
and 2003 and for the Year Ended December 31, 2004,
Supplemental Schedule as of December 31, 2004,
and Report of Independent Registered Public Accounting Firm

VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEE SAVINGS PLAN TABLE OF CONTENTS	Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003
   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004
   Notes to Financial Statements

SUPPLEMENTAL SCHEDULE:
   Form 5500, Schedule H, Part IV, Line 4i-Schedule of Assets (Held at End of Year)
     as of December 31, 2004

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee
Vulcan Materials Company Construction Materials Divisions
Hourly Employees Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan") as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Birmingham, Alabama
June 27, 2005

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VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2004 AND 2003

ASSETS

INTEREST IN MASTER TRUST:
   Investments
   Participant loans

     Total interest in master trust

EMPLOYER CONTRIBUTIONS RECEIVABLE
EMPLOYEE CONTRIBUTIONS RECEIVABLE

     Total receivables

     Total assets

LIABILITIES

EXCESS CONTRIBUTIONS PAYABLE

     Total liabilities

NET ASSETS AVAILABLE FOR BENEFITS

See notes to financial statements.

2004 $ 67,532,561 4,552,754 72,085,315 153,553 84,048 237,601 72,322,916 201,301 201,301 $ 72,121,615	2003 $ 59,589,699 4,089,543 63,679,242 - 102,324 102,324 63,781,566 - - $ 63,781,566

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VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income from interest in master trust

Participant loan interest income

Contributions:
   Employee
   Employer

     Total contributions

TOTAL ADDITIONS TO NET ASSETS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Withdrawals by participants
Transfer of participants' investment account to other Vulcan Materials Company plans (Note 1)

TOTAL DEDUCTIONS FROM NET ASSETS

NET INCREASE

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year

   End of year

See notes to financial statements.

$ 6,198,692 230,130 6,595,946 2,219,483 8,815,429 15,244,251 6,297,264 606,938 6,904,202 8,340,049 63,781,566 $ 72,121,615

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VULCAN MATERIALS COMPANY
CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR ENDED DECEMBER 31, 2004
1.	DESCRIPTION OF THE PLAN

General-The Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the "Plan"), a defined contribution employee benefit plan established effective October 1, 1983 for the purpose of providing for accumulation of savings for qualifying nonunion hourly employees of Vulcan Materials Company's (the "Company") southeast, mideast, midsouth, southwest, western, southern gulf coast, and midwest divisions.

The Company has designated a portion of the Plan consisting of the Vulcan Materials Company common stock fund as an employee stock ownership plan ("ESOP"). The ESOP fund allows a participant to elect to have the dividends on Vulcan Materials Company common stock reinvested in the Company's common stock or paid to the participant in cash.

A participant may transfer between the Company's divisions. In these instances, the net assets of the participant's account will be transferred between the other defined contribution employee benefit plans that participate in the Vulcan Materials Company Retirement Savings Trust (the "Master Trust").

All assets of the Plan are held by the Northern Trust Company of Chicago, Illinois (the "Trustee"). The Company pays the administrative costs of the Plan, including the Trustee's fees and charges. Hewitt Associates LLC (the "Recordkeeper") is the recordkeeper for the Plan.

Participation and Vesting-Generally, hourly employees qualify to participate on the first of the month following completion of two months of employment service. Participants are fully vested at all times.

Contributions-The Plan is funded through contributions by participants and the Company. The Plan provides for two types of employee contributions to the Plan: pay conversion contributions (pretax) and after-tax contributions. An employee may designate multiples of 1%, ranging from 1% to 35%, of earnings as either pay conversion contributions, after-tax contributions, or any combination of the two. Pay conversion contributions, which are subject to annual increases pursuant to federal regulations, are limited to a maximum dollar amount of $13,000 for 2004. Certain additional limits may be imposed on the amount of contributions by or on behalf of certain higher-paid employees. For participants over the age of 50, additional catch-up contributions may be made in the amount of $3,000 and $2,000 for the years ended December 31, 2004 and 2003, respectively.

The Company expects to make matching contributions from current and accumulated earnings and profits to match a portion of an employee's contribution (whether pretax, after-tax, or both) ranging from 50% to 75% of that contribution, not to exceed 4% of the employee's earnings.

Investment Options-Participants' contributions are invested in the 13 separate investment funds of the Plan in proportions elected by the participant. The Company's matching contributions are invested in the fund which invests primarily in the Company's common stock, and are nonparticipant-directed. See Note 4 for further information on nonparticipant-directed contributions.

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Allocations and Determination of Accounts-Separate accounts are maintained for each participant for matched, unmatched, and Company contributions and accumulated earnings thereon. Additionally, subaccounts are maintained for matched and unmatched accounts for the portion of each account that is attributable to pretax contributions and the portion attributable to after-tax contributions. Earnings (losses) are allocated to each participant's account in the ratio of the participant's account balance to total participants' account balances. Distributions and withdrawals are charged to participant accounts.

Distributions and Withdrawals-A participant's total account is distributed upon retirement, disability, death, or termination of employment unless the account value is greater than $5,000, in which case the participant may defer distribution until age 70 1/2. As of December 31, 2004 and 2003, benefits of $4,319,106 and $3,613,282, respectively, were due to individuals who were separated from the Plan.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account provided, however, that (1) no portion of an actively employed participant's pay conversion contribution account may be distributed to him or her before age 591/2 unless the administrative committee approves a "hardship" withdrawal (as defined in the Plan) and (2) the preceding 24 months of matching contributions may not be withdrawn by an actively employed participant who has not been a participant in the Plan for at least 60 months.

Participant Loans-Participants may apply for a single loan equal to the lesser of 50% of the participant's total account or $50,000. If a loan is made, the participant shall execute a note payable to the Trustee in the amount of the loan and bearing interest at the Prime interest rate plus 1%. The average rate of interest on loans approximated 5.6% and 6.1% as of December 31, 2004 and 2003, respectively. A loan is considered an investment of the Plan. The participant's investment accounts will be reduced by the amount of the loan. Any repayment made will be allocated to the participant's investment accounts in accordance with his or her current investment direction. Loans must be repaid on a per pay period basis through payroll deductions and must be repaid within 48 months.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition- The Plan's investment in the Master Trust represents its proportionate interest. The Plan's investment in the Master Trust is presented at estimated fair value, which has been determined based on the underlying fair values of the assets of the Master Trust.

Investments, other than guaranteed investment contracts, are reported at fair value. Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last day of the year. Guaranteed investment contracts are valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses, because they are fully benefit-responsive. There are no reserves against contract value for credit risks of the contract issuer or otherwise. The average yield and crediting interest rate was approximately 4.25% for 2004 and 2003.

Loans to participants are valued at outstanding loan balances. The average cost of securities sold or distributed is used to determine net investment gains or losses realized. Security transactions are recorded on the trade date. Distributions of common stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

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Use of Estimates-The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates. The Master Trust invests in various securities including U.S. government securities, guaranteed investment contracts, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Payment of Benefits- Benefits are recorded when paid.

3.	INTEREST IN MASTER TRUST

The Plan's investment assets are held in a trust account by the Trustee. Use of the Master Trust permits the commingling of investment assets of a number of employee benefit plans of the participating companies. Each participating plan has an undivided interest in the Master Trust. Although assets of the plans are commingled in the Master Trust, the Recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the Master Trust is allocated by the Recordkeeper to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

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The fair value of investments of the Master Trust at December 31, 2004 and 2003 are summarized as follows:

Commingled fund holding principally short-term fixed
   income investments
Interest-bearing cash
Guaranteed investment contracts
Fund holding principally venture capital
   and partnership investments
International equity investments
Domestic equity investments
U.S. government securities
Commingled funds holding principally common stock
Commingled funds holding principally international
   equity instruments
Vulcan Materials Company common stock*
Corporate debt investments
Other equities

		2004 $ 55,385,784 56,657,040 39,704,812 34,558,144 104,919,990 184,799,590 65,461,039 99,681,190 40,429,114 292,597,161 59,410,521 21,694,618 $1,055,299,003	2003 $ 59,930,082 38,507,573 87,219,810 26,096,654 107,658,874 113,041,238 66,993,828 85,040,720 36,955,890 269,938,820 63,808,801 18,923,268 $974,115,558
	Percentage of Plan's investments in the Master Trust's investments	6.4%	6.1%
*Consists of both participant-directed and nonparticipant-directed contributions.
The total investment income of the Master Trust for the year ended December 31, 2004 is summarized as follows:
	Interest-net Dividends Other Net investment gains Total <PAGE 7>		$ 9,408,604 6,454,266 488,207 97,857,411 $114,208,488
4.	NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to Vulcan Materials Company common stock, which includes both participant- and nonparticipant-directed investments is as follows:

Net assets-beginning of year

Changes in net assets:
  Investment income
  Employer's contributions
  Participants' contributions
  Benefits paid to participants
  Transfers to participant-directed investments-net

Net change

Net assets-end of year

$ 269,938,820 44,120,402 8,887,550 7,584,042 (17,245,665) (20,687,988) 22,658,341 $292,597,161
5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated January 10, 2003 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Company and plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2004 and 2003, the Master Trust held 5,267,666 and 5,532,758 shares, respectively, of common stock of Vulcan Materials Company, the sponsoring employer, with a cost basis of $143,032,290 and $136,430,142 respectively. During the year ended December 31, 2004, the Master Trust recorded dividend income of $5,711,312 attributable to its investment in Vulcan Materials Company's common stock.

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8.	DISCRIMINATION TESTING

The Plan failed the ADP/ACP discrimination test for the year ended December 31, 2004. Therefore, the Plan recorded a payable in the amount of $76,363 to be refunded to these highly compensated employees. In 2005, the Plan Sponsor determined that the Plan also failed the ADP/ACP discrimination testing in several prior years. Accordingly, the Plan has recorded a payable in the amount of $124,938 to be refunded to certain highly compensated employees. Further, the accompanying 2004 financial statements include a contribution receivable due from the Company totaling $124,938.

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SUPPLEMENTAL SCHEDULE (See Report of Independent Registered Public Accounting Firm)
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VULCAN MATERIALS COMPANY CONSTRUCTION MATERIALS DIVISIONS HOURLY EMPLOYEES SAVINGS PLAN FORM 5500, SCHEDULE H, PART IV, LINE 4i- SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2004
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(d) Cost	(e) Current Value
*	Various Plan participants	Participant loans at interest rates of 5% to 10.5% maturing in 1 to 48 months	**	$4,552,754
* Party-in-interest. ** Cost information is not required for participant-directed investments and, therefore, is not included.

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